Exhibit 99.1

Celsus Therapeutics Announces $12.5 Million Private Placement

NEW YORK, NY AND LONDON, UK, September 19, 2013 -- Celsus Therapeutics (OTCQB: CLSXY), an emerging growth, development-stage biotechnology company, announced today that it has entered into a securities purchase agreement for a private placement financing with a select group of fundamental institutional healthcare investors. Upon the closing of the transaction, Celsus Therapeutics will receive gross proceeds of approximately $12.5 million from the sale of approximately 22 million ordinary shares at a price of $0.57 per share. The private placement is expected to close on or about September 24, 2013 and is subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The securities sold in the private placement have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission ("SEC") or an applicable exemption from such registration requirements. Celsus Therapeutics has agreed to file a registration statement with the SEC covering the resale of the ordinary shares sold in the private placement.

About MFAIDs (Multi-Functional, Anti-Inflammatory Drugs)

Celsus Therapeutics is developing a platform of first-in-class, synthetic, non-steroidal anti-inflammatory drugs. They are designed to inhibit extracellular secretory phospholipase A2 (sPLA2), a catalytic enzyme responsible for initiating the inflammatory cascade through the production of arachidonic acid from membrane-associated phospholipids, specifically at the cell surface. MFAIDs can inhibit all sPLA2 isomers without disrupting cytoplasmic phospholipase A2 (cPLA2), a crucial homeostatic enzyme within cells. MDAIDS also enrich cell surface glycosaminoglycans, protecting cells from exposure to oxygen radicals and certain cytokines.

About MRX-6 – Dermatitis

MRX-6 is an MFAID topical cream treatment under development for treating skin inflammatory disorders, specifically allergic contact dermatitis and atopic dermatitis, also known as eczema. ACD and atopic dermatitis usually caused by environment allergens.

About Celsus Therapeutics Plc.

Celsus Therapeutics is an emerging clinical stage company focused on the development of a new class of non-steroidal, synthetic anti-inflammatory drugs termed Multi-Functional Anti-Inflammatory Drugs or MFAIDs. Celsus’s MFAIDs represent a new therapeutic platform for the treatment of a broad array of inflammatory diseases, such as allergies and autoimmune diseases. Presently, the Company has two lead drug candidates in its clinical pipeline, MRX-6, a topical cream for contact dermatitis and MRX-4, a nasal spray for treating allergic rhinitis (hay fever). Other potential treatments in preclinical development include OPX-1 for ocular inflammation, CFX-1 for cystic fibrosis, and MRX-5 for inflammatory bowel disease.

FORWARD-LOOKING STATEMENTS – This press release contains "forward-looking statements" that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," "hope," "look forward" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties, including our ability to finance our operations, the future success of our scientific studies, our ability to successfully develop drug candidates, the timing for starting and completing clinical trials, rapid technological change in our markets, and the enforcement of our intellectual property rights. Our most recent Annual Report on Form 20-F discusses some of the important risk factors that may affect our business, results of operations and financial condition. Unless we are required to do so under applicable laws, we do not intend to update or revise any forward-looking statements.

Investor Relations Contact

The Trout Group

Graham Morrell

gmorrell@troutgroup.com